Exhibit 12(a)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						March 31,
	2001	2002	2003	2004	2005	2006

Earnings, as defined:
Income before income taxes	$189,860	$10,525	$25,459	$48,213	76,582	$84,222
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069	(5,220)
Equity in loss of equity method
investments	296	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(612)	(211)	(435)	(48)	-	-
Supplemental fixed charges, as below	86,818	64,257	69,679	67,654	65,991	66,754
Total earnings, as defined	$274,742	$72,027	$74,167	$142,435	146,642	$145,756

Fixed charges, as defined:
Interest charges	$75,305	$60,031	$64,813	$61,269	62,962	$63,715
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,142	857	1,915	3,216	-	-
Rental interest factor	1,587	1,770	1,406	1,652	1,417	1,365
Total fixed charges	$85,034	$62,658	$68,134	$66,137	64,379	$65,080

Supplemental increment to fixed
charges *	1,784	1,599	1,545	1,517	1,612	1,674

Total supplemental fixed charges	$86,818	$64,257	$69,679	$67,654	65,991	$66,754

Supplemental ratio of earnings to fixed
Charges	3.16x	1.12x	1.06x	2.11x	2.22x	2.18x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.